Exhibit 99.1

SILICOM LTD.
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
June 18, 2025

Notice is hereby given that an Annual General Meeting (the “Meeting”) of Shareholders of Silicom Ltd. (the “Company”) will be held, at the offices of the Company at 14 Atir Yeda Street, Kfar Sava 4464323, Israel, on June 18, 2025, at 14:00 Israel time.

The Company is an Overseas Company, as such term is defined in the Israeli Companies Regulations (Concessions for Public Companies Traded on Stock Markets Outside of Israel) – 2000.

The Meeting is being called for the following purposes:

1.          To consider and act upon a proposal to re-elect Ms. Ayelet Aya Hayak, to the Company's Board of Directors, to hold office as director for a three-year term commencing on the date of the Meeting until the Annual General Meeting of Shareholders to be held in the year 2028, and until her successor has been duly elected.

2.          To consider and act upon a proposal to elect Mr. Ilan Erez to the Company's Board of Directors, to hold office as director for a three-year term commencing on the date of the Meeting until the Annual General Meeting of Shareholders to be held in the year 2028, and until his successor has been duly elected.

3.          To consider and act upon a proposal to approve a framework for the grant of up to 10,000 Restricted Stock Units (“RSUs”) to Mr. Yeshayahu ('Shaike') Orbach, the Company's Vice Chairman of the Board of Directors, to be granted from time to time for services provided during the period commencing November 1, 2025, and ending October 31, 2027 (the “RSU Framework”), all pursuant to the Company's Global Share Incentive Plan (2013) (the “Plan”) and in compliance with the Compensation Policy (“Compensation Policy”) and the Compensation Policy Cap (the “Cap”), as more fully set forth in the Proxy Statement included herewith.

4.          To consider and act upon a proposal to approve the grant of 13,333 options to purchase Ordinary Shares of the Company pursuant to the Plan and in compliance with the Compensation Policy and the Cap, to Mr. Liron Eizenman, the Company’s President and Chief Executive Officer.

5.          To consider and act upon a proposal to approve the grant of 60,000 options to purchase Ordinary Shares of the Company pursuant to Plan and in compliance with the Compensation Policy and the Cap, to Mr. Avi Eizenman, the Active Chairman of the Company's Board of Directors.

6.          To consider and act upon a proposal to approve the Amended Executive Compensation Policy in the form attached hereto as Annex A (the “Amended Compensation Policy”).

7.          To consider and act upon a proposal to approve the appointment of Kesselman & Kesselman Certified Public Accountants (Isr.), PwC Israel, as the independent public accountants of the Company for the year ending December 31, 2025, and until the next annual general meeting of the shareholders of the Company, and to authorize the Audit Committee of the Board of Directors to fix the compensation of such auditors in accordance with the amount and nature of their services.

8.          To review the Company's Financial Statements and Annual Report for the year ended December 31, 2024, and to transact such other business as may properly come before the Meeting.

Shareholders of record at the close of business on May 10, 2025, will be entitled to vote at the Meeting or any postponements or adjournments thereof. Shareholders who do not expect to attend the Meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible.

By Order of the Board of Directors SILICOM LTD. /s/ Liron Eizenman Liron Eizenman President and Chief Executive Officer

Date: May 6, 2025

PROXY STATEMENT
________________

SILICOM LTD.
14 Atir Yeda St.
Kfar Sava
Israel

ANNUAL GENERAL MEETING OF SHAREHOLDERS
June 18, 2025

The enclosed proxy is being solicited by the board of directors (the “Board of Directors”) of Silicom Ltd. (the “Company”) for use at the Company's Annual General Meeting of Shareholders (the “Meeting”) to be held on June 18, 2025, at 14:00 Israel time, or at any adjournment or postponement thereof. Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, par value New Israeli Shekels (“NIS”) 0.01 each, of the Company (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such directions, and except as mentioned otherwise in this proxy statement, the Ordinary Shares represented thereby will be voted in favor of each of the proposals described in this proxy statement.

The proxy solicited hereby may be revoked at any time prior to its exercise, by means of a written notice delivered to the Company, by substitution of a new proxy bearing a later date or by a request for the return of the proxy at the Meeting. The Company expects to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to shareholders on or about May 14, 2025. Directors, officers, and employees of the Company may also solicit proxies by telephone, facsimile and personal interview.

The Company will bear the cost of the preparation and mailing of its proxy materials and the solicitation of proxies. Copies of solicitation materials will be furnished to brokerage firms, nominees, fiduciaries and other custodians for forwarding to their principals, and the reasonable fees and expenses of such forwarding agents will be borne by the Company. Only holders of record of Ordinary Shares at the close of business in New York, NY, USA on May 10, 2025, are entitled to vote at the Meeting. On April 30, 2025, 5,674,097 Ordinary Shares were outstanding and entitled to vote. Each Ordinary Share is entitled to one vote on each matter to be voted at the Meeting.

Two or more shareholders present, personally or by proxy, holding not less than thirty three and a third percent (33 1/3%) of the Company's outstanding Ordinary Shares, shall constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned until June 25, 2025 at 14:00 Israel time. If a quorum is not present at the adjourned Meeting within half an hour from the time appointed for such meeting, two or more shareholders present personally or by proxy shall be deemed a quorum and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

Pursuant to the Israeli Companies Law, 1999-5759 (the “Companies Law”), each of Proposals 1, 2, 3, 5 and 7 requires the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares of the Company amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposals (hereinafter an “Ordinary Majority”).

Pursuant to the Companies Law, each of Proposals 4 and 6 requires the affirmative vote of a simple majority of shares present at the Meeting, in person or by proxy, and voting thereon, as long as either:

•
the shares that voted for the approval of the proposal include at least majority of the shares held by non-controlling and non-interested shareholders voted at the Meeting, (excluding abstaining votes); or

•
the total number of shares of non-controlling and non-interested shareholders that voted against the approval of the proposal does not exceed two percent of the aggregate voting rights in the Company, (the “Disinterested Majority”), all as further described under Proposals 4 and 6.

PRINCIPAL SHAREHOLDERS

The following table sets forth, as of April 30, 2025, the number of Ordinary Shares, including options and warrants to purchase Ordinary Shares exercisable within 60 days, owned by (i) all shareholders known to the Company to own more than five percent (5%) of the Company's Ordinary Shares and (ii) all directors and officers as a group (based on 5,674,097 Ordinary Shares outstanding on that date). Each of our shareholders has identical voting rights with respect to its shares. All of the information with respect to beneficial ownership of the Ordinary Shares is given to the best of our knowledge. Except where otherwise indicated, and subject to applicable community property laws, we believe, based on information furnished to us by such owners or otherwise disclosed in any public filings, that the beneficial owners of the Ordinary Shares listed below have sole dispositive and voting power with respect to such Ordinary Shares.

Name of Shareholder	Number of Shares and Options Owned(1)	Percentage of Outstanding Shares
Systematic Financial Management, LP (2)	510,358	8.99%
First Wilshire Securities Management, Inc. (3)	390,700	6.89%
Forsakringsatiebolaget Avanza Pension(4)	334,087	5.89%

(1)
The table above includes the number of shares and options that are exercisable within 60 days of March 31, 2025. Ordinary shares subject to these options are deemed beneficially owned for the purpose of computing the ownership percentage of the person or group holding these options, but are not deemed outstanding for purposes of computing the ownership percentage of any other person. Except where otherwise indicated, and subject to applicable community property laws, based on information furnished to us by such owners or otherwise disclosed in any public filings, to our knowledge, the persons and entities named in the table have sole voting and dispositive power with respect to all shares shown as beneficially owned by them. All the information detailed in this table is as set forth in major shareholders' public filings, unless stated otherwise.

(2)	As reported on Schedule 13G/A filed by Systemic Financial Management, LP with the SEC on February 13, 2025.

(3)	As reported on Schedules 13G/A filed by First Wilshire Securities Management, Inc. with the SEC on February 13, 2025.

(4)	As reported on Schedules 13G filed by Forsakringsaktiebolaget Avanza Pension, Inc. with the SEC on October 3, 2024.

COMPENSATION OF OFFICERS

For details concerning the compensation granted to the Company's five most highly compensated office holders (as defined in the Companies Law) during or with respect to the year ended December 31, 2024, see the Company's annual report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2025.

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PROPOSAL 1

TO RE-ELECT MS. AYELET AYA HAYAK TO HOLD OFFICE AS DIRECTOR FOR A
THREE- YEAR TERM COMMENCING ON THE DATE OF THE MEETING

The management of the Company has selected Mrs. Ayelet Aya Hayak to serve for an additional three-year term commencing on the date of the Meeting until the end of her term and until his successor is duly elected. In the absence of instructions to the contrary, the persons named in the enclosed proxy will vote the Ordinary Shares represented thereby "FOR" the election of Mrs. Ayelet Aya Hayak. If Mrs. Ayelet Aya Hayak is unable to serve, the persons named in the proxy shall vote the Ordinary Shares for the election of such other nominee as management may propose. Ms. Ayelet Aya Hayak, who is currently serving as a director of the Company, has advised the Company that she will continue to serve as director if re-elected.

Mrs. Ayelet Aya Hayak has attested to the Board of Directors and the Company that she meets all the requirements in connection with the election of directors of publicly traded companies under the Companies Law and the regulations promulgated thereunder.

The following table provides certain relevant information concerning Mrs. Ayelet Aya Hayak, including her principal occupation during the past five years.

Nominee	Age	Principal Occupation
Ayelet Aya Hayak	55
Ms. Hayak has served as a director since July 1, 2013. Ms. Hayak provides financial consulting services to corporations. Hayak Ayelet was the CEO of an Automation company, and also serves as a director in several companies. Ms. Hayek holds a BA degree in accounting and business administration from the Tel Aviv College of Management and is also a Certified Public Accountant.

In accordance with our Compensation Policy which was re-approved by the Company’s Compensation Committee and Board of Directors on June 12, 2022 (the "Compensation Policy"), Ms. Ayelet Aya Hayak will continue to be a party to an indemnification agreement with the Company in the form of the indemnification letter previously approved by the shareholders on April 11, 2012 to be entered into by the Company with directors serving from time to time in such capacity (the “Indemnification Agreement”), and shall continue to be insured under the Company’s directors and officers insurance coverage which provides coverage for all directors of the Company. Under our Compensation Policy, any change to the indemnification agreement or the insurance policy, including the cost and/or any changes which materially depart from the key terms of the current agreement and/or insurance policy (provided that such changes apply equally to all executives of the Company, including directors) will be submitted to the Company's Compensation Committee and the Board of Directors for their approval but shall not, unless required by law or the Company's Articles of Association, be presented at a General Meeting of the shareholders.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED, to re-elect Ms. Ayelet Aya Hayak as a director of the Company for a three-year term commencing on the date of the Meeting and until her successor has been duly elected.”

The re-election of Ms. Ayelet Aya Hayak as director requires the affirmative vote of an Ordinary Majority.

The Board of Directors, with the exception of Ms. Ayelet Aya Hayak who expresses no recommendation as to the vote on the above proposal, recommends a vote FOR approval of the re-election of Ms. Ayelet Aya Hayak as a director of the Company as set forth above.

PROPOSAL 2

TO RE-ELECT MR. ILAN EREZ TO HOLD OFFICE AS DIRECTOR FOR A THREE-
YEAR TERM COMMENCING ON THE DATE OF THE MEETING

The management of the Company has selected Mr. Ilan Erez for re-election as director to serve for an additional three-year term commencing on the date of the Meeting until the end of his term and until his successor is duly elected. In the absence of instructions to the contrary, the persons named in the enclosed proxy will vote the Ordinary Shares represented thereby "FOR" the election of Mr. Erez. If Mr. Erez is unable to serve, the persons named in the proxy shall vote the Ordinary Shares for the election of such other nominee as management may propose. Mr. Erez, who is currently serving as a director of the Company, has advised the Company that he will continue to serve as director if re-elected.

 Mr. Ilan Erez has attested to the Board of Directors and the Company that he meets all the requirements in connection with the election of directors of publicly traded companies under the Companies Law and the regulations promulgated thereunder.

The following table provides certain relevant information concerning Mr. Erez, including his principal occupation during the past five years.

Nominee	Age	Principal Occupation
Ilan Erez	57
Mr. Erez has served as a director since July 2010. Mr. Erez has been CFO and General Manager of AlgoSec Inc. since October 2019. Algosec is a global leader in securing application connectivity anywhere. Its software platform enables the world's most complex organizations to gain visibility, reduce risk and process changes at zero-touch across the hybrid network. Prior to that, Mr. Erez had been General Manager of 3D Systems Corporation's (NYSE: DDD) Software Business Unit from September 2016 to March 2019 and co-managed that business unit from May 2015 to September 2016. 3D Systems provides comprehensive 3D products and services, including 3D printers, print materials, on-demand manufacturing services and digital design and manufacturing tools. From 2005 to 2015, Mr. Erez served as Chief Financial Officer of Cimatron Ltd. (NASDAQ: CIMT) engaged in the design and sale of CAD/CAM software for the tool-making and discrete manufacturing industries. From 1998 to 2005 Mr. Erez served as the Chief Financial Officer of the Company. He also served as VP Operations of the Company from May 2001 to 2005. From 1996 to 1998 Mr. Erez served as Controller and Assistant to the Chief Executive Officer of Bio-Dar Ltd. From 1994 to 1996 Mr. Erez served as an auditor at Kesselman & Kesselman, a PWC member firm. Mr. Erez is a Certified Public Accountant in Israel and holds a B.A in Accounting and Economics from the Hebrew University and an LL.M. in Business Law from Bar-Ilan University.

In accordance with our Compensation Policy, Mr. Erez will continue to be a party to an Indemnification Agreement, and shall continue to be insured under the Company’s directors and officers insurance coverage which provides coverage for all directors of the Company. Under our Compensation Policy, any change to the indemnification agreement or the insurance policy, including the cost and/or any changes which materially depart from the key terms of the current agreement and/or insurance policy (provided that such changes apply equally to all executives of the Company, including directors) will be submitted to the Company's Compensation Committee and the Board of Directors for their approval but shall not, unless required by law or the Company's Articles of Association, be presented at a General Meeting of the shareholders.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED, to re-elect Mr. Ilan Erez as a director of the Company for a three-year term commencing on the date of the Meeting and until his successor has been duly elected.”

The re-election of Mr. Erez as director requires the affirmative vote of an Ordinary Majority.

The Board of Directors, with the exception of Mr. Erez who expresses no recommendation as to the vote on the above proposal, recommends a vote FOR approval of the re-election of Mr. Erez as a director of the Company as set forth above.

PROPOSAL 3

TO APPROVE A FRAMEWORK FOR THE GRANTING OF RESTRICTED STOCK UNITS
TO MR. YESHAYAHU ('SHAIKE') ORBACH

Since July 1, 2022 Mr. Orbach has served as the Executive Vice Chairman of the Board following his stepping down as our President and CEO and head of sales and marketing. On November 1, 2023 the Company has requested, and Mr. Orbach agreed to spend 25% of his time assisting the Company with its sales activities (the “Services”), until such time as either the Company or Mr. Orbach decide to terminate the Services. In light of these increased efforts and time spent, our Compensation Committee, Board of Directors and shareholders approved, a framework for granting Restricted Stock Units (“RSUs”) to Mr. Orbach under the Company's Global Share Incentive Plan (2013) (the “Plan”), pursuant to which in which Mr. Orbach may be granted from time to time (i) an aggregate of up to 10,000 RSUs under the Plan, upon terms to be determined by the Compensation Committee and Board of Directors, in consideration for his providing the Services during the period commencing November 1, 2023 and ending on October 31, 2025.

Since Mr. Orbach has been successfully performing the Services for the Company, our Compensation Committee and Board of Directors approved and recommended that our shareholders approve an extension to RSU framework, pursuant to which Mr. Orbach may be granted from time to time (i) an aggregate of up to 5,000 RSUs under the Plan, upon terms to be determined by the Compensation Committee and Board of Directors, in consideration for his providing the Services during the period commencing November 1, 2025 and ending October 31, 2026, and (ii) an aggregate of up to a further 5,000 RSUs under the Plan, upon terms to be determined by the Compensation Committee and Board of Directors, in consideration for his providing the Services during the period commencing November 1, 2026 and ending October 31, 2027 (the framework described in (i) and (ii) above, the “Extended RSU Framework”). All grants will be made in compliance with the Company's Compensation Policy, in effect at such time, and the Cap.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

 “RESOLVED to approve the Extended RSU Framework; and provided that any grant shall be in compliance with the Compensation Policy in effect at such time, and the Cap.”

The approval of the Extended RSU Framework requires the affirmative vote of an Ordinary Majority.

The Board of Directors, with the exception of Mr. Orbach who expresses no recommendation as to the vote on the above proposal, recommends that the shareholders vote FOR approval of the proposed resolution.

PROPOSAL 4

TO APPROVE THE GRANT OF 13,333 OPTIONS TO PURCHASE ORDINARY SHARES
OF THE COMPANY TO MR. LIRON EIZENMAN, PRESIDENT AND CHIEF EXECUTIVE
OFFICER OF THE COMPANY

The Company's Compensation Policy provides that “all Executives are incentivized through cash bonuses and long-term equity-based incentives to provide the Executive with a stake in Silicom’s success – thus linking the Executive's long-term financial interests with the interests of Silicom’s shareholders”. Under the existing Compensation Policy, the maximum value of the variable compensation components shall not exceed eighty-eight percent (88%) of each Executive's total compensation package on an annual basis (the “Cap”).

Our Compensation Committee and Board of Directors have each recommended and approved, a grant of 13,333 options to purchase Ordinary Shares (“Options”) pursuant to the Plan to Mr. Liron Eizenman, President and Chief Executive Officer of the Company.

The Compensation Committee and Board of Directors have each also determined that the proposed grant of Options to Mr. Liron Eizenman is in compliance with the Compensation Policy and the Cap. The proposed grant has an exercise price equal to the average closing price of the Company's Ordinary Shares on the 30 trading days preceding the date of this Meeting, which shall be considered the “Grant Date”, where 50% will vest on the second anniversary of the Grant Date and 50% will vest on the third anniversary of the Grant Date, and which options (vested and unvested) shall expire, by their terms, upon the eighth anniversary of the Grant Date.

The Compensation Committee and Board of Directors have each concluded that the terms of the proposed grant of options are pursuant to the Plan and are in compliance with the Compensation Policy and the Cap.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED, to approve granting 13,333 Options to Mr. Liron Eizenman, President and Chief Executive Officer of the Company, pursuant to the Plan, with the effective grant date and vesting terms as set forth above.”

Pursuant to the Companies Law, approval of Proposal 4 requires the affirmative vote of a Disinterested Majority.

The Companies Law, as supplemented by the Foreign Listed Regulations, requires that each shareholder voting on a proposed resolution requiring a Disinterested Majority, inform the Company whether or not he or she is a controlling shareholder or has a personal interest in the proposed resolutions. Under the Companies Law, in general, a person will be deemed to be a controlling shareholder if that person has the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company, and a person is deemed to have a personal interest if any member of the shareholder’s immediate family, or the immediate family of a shareholder’s spouse, has a personal interest in the adoption of the proposals. In addition, you are deemed to have a personal interest if a company, other than Silicom, which is affiliated with you, has a personal interest in the adoption of the proposals. Such company is a company in which you or a member of your immediate family serves as a director or CEO, has the right to appoint a director or the CEO, or owns five percent (5%) or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposals if your interest in such proposal arises solely from your ownership of our shares, or to a matter that is not related to a relationship with a controlling shareholder.

Please note that we consider it highly unlikely that any of our shareholders is a controlling shareholder or has a personal interest in this proposal.

However, as required under the Companies law, as supplemented by the Foreign Listed Regulations, you should actively inform the Company whether you are a controlling shareholder or have a personal interest in this Proposal 4.

The Board of Directors, with the exception of Mr. Avi Eizenman who expresses no recommendation as to the vote on the above proposal, recommends that the shareholders vote FOR approval of the proposed resolution.

PROPOSAL 5

TO APPROVE THE GRANT OF 60,000 OPTIONS TO PURCHASE ORDINARY SHARES
OF THE COMPANY TO MR. AVI EIZENMAN, ACTIVE CHAIRMAN OF THE BOARD OF
DIRECTORS OF THE COMPANY

Our Compensation Committee and Board of Directors have each recommended and approved, a grant of 60,000 Options pursuant to the Plan to Mr. Avi Eizenman, Active Chairman of the Board of Directors of the Company.

The Compensation Committee and Board of Directors have each also determined that the proposed grant of Options to Mr. Avi Eizenman is in compliance with the Compensation Policy and the Cap. The proposed grant has an exercise price equal to the average closing price of the Company's Ordinary Shares on the 30 trading days preceding the date of this Meeting, which shall be considered the “Grant Date”, where 50% will vest on the second anniversary of the Grant Date and 50% will vest on the third anniversary of the Grant Date, and which options (vested and unvested) shall expire, by their terms, upon the eighth anniversary of the Grant Date.

The Compensation Committee and Board of Directors have each concluded that the terms of the proposed grant of options are pursuant to the Plan and are in compliance with the Compensation Policy and the Cap.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED, to approve granting 60,000 Options to Mr. Avi Eizenman, Active Chairman of the Board of Directors of the Company, pursuant to the Plan, with the effective grant date and vesting terms as set forth above.”

Pursuant to the Companies Law, approval of Proposal 5 requires the affirmative vote of an Ordinary Majority.

The Board of Directors, with the exception of Mr. Avi Eizenman who expresses no recommendation as to the vote on the above proposal, recommends that the shareholders vote FOR approval of the proposed resolution.

PROPOSAL 6

TO CONSIDER AND ACT UPON A PROPOSAL TO APPROVE THE AMENDED
COMPENSATION POLICY

As required by the Companies Law, the Company has adopted an Executive Compensation Policy regarding the terms of office and employment of its directors and executive officers, which was adopted by its shareholders on July 31, 2013.

As per the provisions of the Companies Law, inter alia Sections 267A and B, and Section 118B(1), an executive compensation policy must be approved and re-approved at least once every three years in accordance with the Companies Law.

Following the review of the Executive Compensation Policy, in light of certain changes in the Companies Law, and in light of the rapid changes in the Company's global business activities and its environment since the adoption of the Executive Compensation Policy, the Compensation Committee and Board of Directors recommend to approve the Silicom Ltd. Amended Compensation Policy (the “Amended Compensation Policy”), attached hereto as Annex A, which is deemed by the Compensation Committee and Board of Directors to be appropriate for the Company and aligns the overall compensation package offered to the Company's office holders with the purposes and goals of the Company.

The Amended Compensation Policy makes a number of clarificatory changes to the language of the Current Executive Compensation Policy, and includes the following main amendments:

•
Clarification that, subject to the terms of the Amended Compensation Policy, a compensation package including one or more elements, including cash bonuses and equity incentives, may be paid to all Executives. This amendment allows for tailored compensation packages, enabling the Company to include, at its discretion, individual elements of the bonus categories, rather than all of them, thereby aligning with individual executive needs and the Company's strategic objectives. This change permits a more strategic allocation of resources, ensuring compensation aligns with the Company's financial goals and conforms to market standards.

•
Clarification that non-employee directors may be paid for non-board or committee services (such as the sales and marketing services provided by Mr. Shaike Orbach) in cash or equity up to the limitations of the Amended Compensation Policy.

•
Recent SEC and Nasdaq rules require that companies adopt a compliant clawback policy. To align with these standards, the Company has removed the clawback provisions from the Amended Compensation Policy and replaced them with a reference to the new Clawback Policy, adopted by the Company.

•	The severance arrangements for the Company’s current President and CEO, already approved by the shareholders in June 2022, is now incorporated by reference into the Amended Compensation policy.

Our Compensation Committee and Board believe that these amendments are in the Company's best interests, are appropriate and suitable, are customary compensation mechanisms, and are appropriate and in-line with prevailing market practice. They also align our executives’ long-term interests with those of the Company and its shareholders and provide the Company with the ability to competitively attract and retain highly qualified executives, who are essential to the Company’s ongoing growth and success, while maintaining an adequate balance with the other interests of the Company and its shareholders. In their review and approval of the proposed amendments to the Compensation Policy, our Compensation Committee and Board of Directors also took into account, among others, the considerations, principles and provisions set forth in the Companies Law. When considering the proposed amendments, our Compensation Committee and Board considered additional factors, such as the advancement of the Company’s objectives, the Company’s business plan and long-term strategy and creation of appropriate incentives for executive officers and directors, the Company’s risk management, size and the nature of its operations, and reviewed other empirical data and information they deemed relevant.

In light of the aforementioned considerations, the Compensation Committee and Board of Directors found that the Amended Compensation Policy was fair and beneficial to the Company and its shareholders in light of the factors, considerations, and materials outlined above.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED, to approve the Amended Compensation Policy in the form attached as Annex A to the Proxy Statement.”

Pursuant to the Companies Law, approval of Proposal 4 requires the affirmative vote of a Disinterested Majority.

The Companies Law, as supplemented by the Foreign Listed Regulations, requires that each shareholder voting on a proposed resolution requiring a Disinterested Majority inform the Company whether or not he or she is a controlling shareholder or has a personal interest in the proposed resolutions. Under the Companies Law, in general, a person will be deemed to be a controlling shareholder if that person has the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company, and a person is deemed to have a personal interest if any member of the shareholder’s immediate family, or the immediate family of a shareholder’s spouse, has a personal interest in the adoption of the proposals. In addition, you are deemed to have a personal interest if a company, other than Silicom, which is affiliated with you, has a personal interest in the adoption of the proposals. Such company is a company in which you or a member of your immediate family serves as a director or CEO, has the right to appoint a director or the CEO, or owns five percent (5%) or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposals if your interest in such proposal arises solely from your ownership of our shares, or to a matter that is not related to a relationship with a controlling shareholder.

Please note that we consider it highly unlikely that any of our shareholders is a controlling shareholder or has a personal interest in this proposal.

However, as required under the Companies law, as supplemented by the Foreign Listed Regulations, you should actively inform the Company whether you are a controlling shareholder or have a personal interest in this Proposal 6.

The Board of Directors recommends a vote FOR approval of the Amended Compensation Policy in the form attached hereto as Annex A.

PROPOSAL 7

APPOINTMENT OF KESSELMAN & KESSELMAN CERTIFIED PUBLIC
ACCOUNTANTS (Isr.), PWC ISRAEL, AS INDEPENDENT PUBLIC ACCOUNTANTS OF
THE COMPANY AND AUTHORIZATION OF AUDIT COMMITTEE TO FIX THE
COMPENSATION OF SUCH AUDITORS

Under the Israeli Companies Law, the appointment of independent public accountants requires the approval of the shareholders of the Company.

Following the recommendation and approval of the Audit Committee, the Board of Directors has authorized and approved the appointment of the accounting firm of Kesselman & Kesselman Certified Public Accountants (Isr.), PwC Israel (“PwC Israel”), as the independent certified public accountants of the Company for the year ending December 31, 2025, and until the next annual general meeting of the shareholders of the Company.

The Audit Committee and Board of Directors believe that the selection of PwC Israel as the independent accountants of the Company is appropriate and in the best interest of the Company and its shareholders. Subject to the approval of this Proposal 7, the Audit Committee will be authorized to set the compensation of such auditors in accordance with the volume and nature of their services.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to appoint PwC Israel as the independent public accountants of the Company for the year ending December 31, 2025, and until the next annual general meeting of the Company's shareholders, and to authorize the Audit Committee to set their compensation in accordance with the volume and nature of their services.”

The appointment of PwC Israel as the independent public accountants of the Company for the year ending December 31, 2025, and until the next annual general meeting of the Company's shareholders and authorization of the Audit Committee to set their compensation in accordance with the volume and nature of their services, requires the affirmative vote of an Ordinary Majority.

The Board of Directors recommends that the shareholders vote FOR approval of the proposed resolution.

REVIEWING THE COMPANY'S FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2024, AND TRANSACTING SUCH OTHER BUSINESS AS MAY
PROPERLY COME BEFORE THE MEETING

At the Meeting, shareholders will have an opportunity to review, ask questions and comment on the Company's Consolidated Balance Sheet as of December 31, 2024, and the Consolidated Statement of Income for the year then ended. The Company published its audited financial statements for the fiscal year ended December 31, 2024 on Form 6-K, which was filed with the Securities and Exchange Commission (the “SEC”) on March 17, 2025 and is available at their website, http://www.sec.gov, and also published such financial statements together with the Company's Annual Report on Form 20-F, which was filed with the SEC on April 29, 2025, and is available at their website, and you may request that a copy be mailed to you. The Company will hold a discussion with respect to the Annual Report and financial statements at the Meeting. This agenda item will not involve a vote by the shareholders.

Management is not aware of any other matters to be presented at the Meeting. If, however, any other matters should properly come before the Meeting or any adjournment or postponement thereof, the proxy confers discretionary authority with respect to acting thereon, and the persons named in the enclosed proxy will vote on such matters in accordance with their best judgment.

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Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT. Proxies and all other applicable materials should be sent to the offices of the Company at 14 Atir Yeda Street, Kfar Sava 4464323, Israel (telephone number: 972-9-764-4555, facsimile number: 972-9-765-1977).

ADDITIONAL INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, we file reports and other information with the SEC. Shareholders may read and copy any document we file at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549. Shareholders can call the SEC at 1-800-SEC-0330 for further information on using the public reference room. In addition, similar information concerning us can be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 9513 Key West Avenue, Rockville, Maryland 20850 USA. All documents which we will file on the SEC's EDGAR system will be available for retrieval on the SEC's website at http://www.sec.gov. This proxy statement is also available on our website at http://www.silicom.co.il and on the SEC's website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Annual General Meeting of Shareholders and the Proxy Statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED MAY 6, 2025. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN MAY 6, 2025, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors

SILICOM LTD.

/s/ Liron Eizenman
Liron Eizenman
President and Chief Executive Officer

Kfar Sava, Israel
Date: May 6, 2025

Annex A

SILICOM LTD.
AMENDED EXECUTIVE COMPENSATION POLICY
[blacklined against previous version]

Purpose

 The purpose of the Silicom Ltd. ("Silicom") Amended Executive Compensation Policy (the "Policy") is to describe Silicom's overall compensation strategy for executive officers and directors and to provide guidelines for setting compensation of its executive officers and directors.

 The Policy is adopted and re-approved in accordance with the requirements of Israel's Companies Law, 1999 (the "Companies Law") and reflects the specific compensation requirements and limitations as set forth in the Companies Law. This Policy applies to the compensation arrangements of all of Silicom's directors and executive officers, including all office holders (as defined in the Companies Law) (collectively, the "Executives").

 The adoption, amendment and restatement of the Policy shall be recommended by the Compensation Committee of the Board of Directors (the "Compensation Committee") and approved by the Board of Directors and Silicom's shareholders, except that the approval of the shareholders may be waived in circumstances prescribed by the Companies Law.

Compensation Committee Independence

 The Compensation Committee will be composed of at least three members of the Board of Directors. Each member of the Compensation Committee must meet the independence requirements established under applicable law.

Overall Strategy

 Silicom believes that strong, effective leadership is fundamental to its continued growth and success in the future. This requires the ability to attract, retain, reward and motivate highly-skilled Executives with the competencies needed to excel in a rapidly changing marketplace and to continually motivate their employees.

The Policy is intended to align between the need to incentivize Executives to succeed in achieving their goals and the need to ensure that the compensation structure meets Silicom's interests and its overall financial and strategic objectives, rewards performance, maintains a reasonable wage structure throughout the organization and reinforces a culture that management believes will promote the long-term success of Silicom.

The Policy is also designed to offer Executives a compensation package that is competitive with other companies in our industry, and in particular in the IT, Internet and Technology industries.

In support of this goal, Silicom's executive compensation practices are designed to meet the following objectives:

•	align incentives, the board determined performance targets and equity grants, with Silicom's fiscal performance as well as achievement of strategic objectives that create shareholder value;

•	retain and encourage high potential team players to build a career at the Company;

•	provide incentives that are cost-efficient, competitive with other organizations and fair to employees and shareholders; and

•	design a balanced approach to compensation that properly aligns incentives with company performance and shareholder value and does not promote inappropriate risk taking.

General Considerations in Setting Compensation

In setting compensation of an Executive, the Compensation Committee and the Board of Directors shall consider, among other things, the following factors:

•	the educational, professional experience and accomplishments of the Executive;

•	the Executive's position, responsibilities and prior compensation arrangements;

•	data of peer companies, including companies in the industry and/or geographic market;

•	compensation for comparably situated executives;

•	the Executive's expected contribution to Silicom's future growth and profitability;

•
the relation between the employment terms of the Executive and the average and median compensation of Silicom's employees and contractors, as well as whether such variation has an effect on employment relations; and

•	any requirements prescribed by applicable law from time to time.

Each of the Compensation Committee and Board of Directors may engage compensation advisors and other professionals to assist in formulating compensation packages in line with the Policy, including, without limitation, to assist in collecting relevant data, framing the appropriate factors to be considered and evaluating the different factors being considered.

Executive Compensation Framework

Silicom provides fair and equitable compensation for its Executives by combining several compensation elements.

All compensation arrangements of Executives are to be approved in the manner prescribed by applicable law. Executives may waive their entitlement to their compensation, subject to applicable law.

Silicom pays Executives~~, other than non-employee directors,~~   a compensation package that combines one or more of the following - a base salary, a cash bonus, equity-based long-term incentives and other benefits.

Silicom's Compensation Committee and Board of Directors may approve an amendment to the compensation of Silicom's Chief Executive Officer that is immaterial relative to the existing compensation of Silicom's Chief Executive Officer and complies with the terms of this Policy. For the purposes hereof, an amendment at an aggregate threshold of up to three monthly base salaries during the term of this Policy (i.e. during a three-year period following the adoption date of this Policy) relative to compensation of Silicom's Chief Executive Officer as of the adoption date of this Policy shall be deemed an immaterial amendment.

~~Non~~Notwithstanding anything else in this Policy, for board and committee services, non-employee directors are entitled to be paid cash compensation ~~for board and any committee member services, as applicable~~, in accordance with the amounts which are permitted under the Companies Regulations (Rules Regarding Compensation and Expenses of External Directors), 2000 enacted pursuant to the Companies Law, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 2000, as such regulations may be amended from time to time. ~~We do not grant any variable bonus or equity based compensation, nor any separation payments to our~~For non-board or committee services, we may pay non-employee directors in cash or equity, subject to the limitations set forth in the Policy.

Variable Pay

~~All~~  Executives  ~~other than non-employee directors will~~may be incentivized through a program that sets performance targets based on their role and scope. Actual payments are driven by the

~~All~~ Executives ~~(other than non-employee directors) are~~may be incentivized through cash bonuses and long-term equity-based incentives to provide the Executive with a stake in Silicom's success – thus linking the Executive's long-term financial interests with the interests of Silicom's shareholders.

The performance targets and the maximum variable components of executive compensation, payable to each Executive ~~(other than directors)~~, where applicable, shall be presented and recommended by Silicom's Chief Executive Officer and reviewed and approved by the Compensation Committee and the Board of Directors, subject to the Policy.  The performance targets and the maximum variable components of executive compensation payable to any employee Executives who are also directors shall be presented and recommended by the Compensation Committee and reviewed and approved by the Board of Directors and Silicom's shareholders. Notwithstanding the foregoing, the performance targets and the maximum variable components of executive compensation payable to Silicom's Active Chairman of the Board and President and Chief Executive Officer shall be as approved by Silicom's shareholders on the general annual meeting of Silicom's shareholders dated June 8, 2016.

The maximum value of the variable compensation components shall not exceed eighty-eight percent of each Executive's total compensation package on an annual basis.

In determining performance targets for Executives and the cash bonus and equity-based long-term incentives payable to each Executive, consideration should be given to promote Silicom's goals and to ensure that a significant portion of the variable components be determined based on measurable criteria.   A non-significant portion of the variable components may be based on non-measurable criteria taking into account the Executive's contribution to Silicom, unless such Executive is subordinated to Silicom's Chief Executive Officer, in which case a significant portion of the variable components may be based on non-measurable criteria taking into account the Executive's contribution to Silicom, provided that the aggregate value of such portion does not exceed three monthly base salaries of such Executive.

Examples of performance targets that will be considered include:

•	financial results;

•	sales results;

•	efficiency metrics;

•	internal and external customer satisfaction;

•	shareholder value;

•	execution of projects; and

•	attainment to milestones.

Unless otherwise specified in the terms of the variable compensation of an Executive, the Board of Directors shall have discretion to unilaterally reduce or not award an Executive's variable compensation, even where performance targets have been met; provided the Board of Directors determines that such reduction or cancellation is in the best interests of the Company.

Equity compensation may be granted in any form permitted under Silicom's equity incentive plans, as in effect from time to time (collectively, the "Equity Incentive Plans"), including stock options, restricted share units, restricted stock and stock issued pursuant to Employee Stock Purchase Plans.  Equity grants to Executives shall be made in accordance with the terms of the Equity Incentive Plans.

All equity-based incentives granted to Executives shall be subject to vesting periods in order to promote long-term retention of the awarded Executives.  Unless otherwise determined by the Compensation Committee and the Board of Directors, grants to Executives shall vest gradually over a period of between two to four years.

Silicom does not have any equity ownership guidelines that require any of our Executives to hold a stated number or fixed percentage of our ordinary shares, nor do they have to continue to hold for any period of time shares in the Company which they acquired as a result of the exercise of fully vested equity grants.

The value of the equity-based compensation shall be calculated on the grant date, according to acceptable valuation practices at the time of grant.   The Compensation Committee and the Board of Directors may at their discretion impose a limit on the value of any equity-based compensation granted to an Executive at the time of grant.

The Board of Directors may, following approval by the Compensation Committee, extend the period of time for which an award is to remain exercisable, or make provisions with respect to the acceleration of the vesting period of any Executive’s awards, including, without limitation, in connection with a corporate transaction involving a change of control.

 Recoupment Policy

To reflect sound corporate governance, ~~Silicom's recoupment policy relating to Executive compensation~~Silicom has adopted a Clawback Policy, which allows for the recovery of all or a portion of any compensation paid to an Executive that was paid during the previous three ~~years on the basis of financial data included in Silicom's financial statements in any fiscal year that were found to be inaccurate and were subsequently restated~~fiscal years.

~~In such event, Silicom will seek reimbursement from the Executives to the extent such Executives would not have been entitled to all or a portion of such compensation, based on the financial data included in the restated financial statements.~~

~~The Compensation Committee will be responsible for approving the amounts to be recouped and for setting terms for such recoupment from time to time.~~

~~Notwithstanding the aforesaid, the recoupment policy will not be triggered in the event of a financial restatement due to changes in the applicable reporting or accounting standards.~~

The above noted ~~recoupment~~clawback policy does not derogate from any relevant recoupment or clawback provisions under any applicable law or regulatory rules which apply to Silicom.

In the event of any conflict between the terms of the Clawback Policy and this Policy with respect to recoupment of compensation, the terms of the Clawback Policy shall prevail.

Separation Payments

As a matter of policy Silicom does not generally provide separation payments upon termination of an Executive’s engagement with the company, other than payments prescribed by applicable law, practice or other legal considerations.  Should the Company elect to make a separation payment to a departing Executive such payment shall be determined based on certain criteria, including the length of employment of the Executive, the Executive’s compensation terms, the performance of the Company and the performance of the Executive during his/her term of service, as well as the circumstances surrounding the termination of employment of the Executive, etc. In December 2007 our Audit Committee and Board of Directors approved severance arrangements for the Active Chairman of the Board  ~~and the President and Chief Executive Officer which provide for extended notice provisions and severance payments in the event of termination.~~ The arrangements, details of which can be found under ~~Proposals~~Proposal 2 ~~and 3~~ in the Proxy Statement filed as Exhibit 2 to Form 6-~~k~~K filed by Silicom with the Securities and Exchange Commission ("SEC") on December 13, 2007, were also approved by our shareholders in January 2008, and remain in effect. -In April 2022, our Compensation Committee and Board of Directors also approved severance arrangements for our President and Chief Executive Officer which provide for extended notice provisions and severance payments in the event of termination. The arrangements, details of which can be found under Proposal 9 in the Proxy Statement filed as Exhibit 2 to Form 6-K filed by Silicom with the SEC on May 2, 2022, were also approved by our shareholders in June 2022, and remain in effect.

Indemnification and Insurance

The articles of the association of Silicom permit the Company to indemnify its Executives and to procure directors and officers insurance ("D&O Insurance") for its Executives to the fullest extent permitted by applicable law, and it has been Company policy to do so, including for new hires. All of our Executives continue to be party to an indemnification agreement with the Company as attached as Appendix A to the Proxy Statement included as Exhibit 2 to the Form 6-k filed by the Company with the SEC on March 1, 2012.  The Company continues to renew a D&O Insurance policy covering all Executives of the Company.

Going forward, and upon approval of this Policy as required pursuant to the Companies Law, any change to the Executive indemnification agreement and/or the D&O Insurance, including the cost and/or any changes which materially depart from the key terms of the current agreement and/or D&O Insurance (provided that such changes apply equally to Executives of the Company, including directors) will be submitted to the Company’s Compensation Committee and the Board of Directors for their approval but shall not, unless required by law or the Company’s Articles of Association, be presented at a General Meeting of the shareholders.

Recommendation, Review and Approval of Policy

The independent Compensation Committee shall periodically review the Policy and monitor its implementation, and recommend to the Board of Directors and shareholders to amend the Policy as it deems necessary from time to time.

The term of the Policy shall be three years as of the date of its adoption.  Following such three year term, this Compensation Policy will be brought to the shareholders for approval.

Adopted:               , ~~2022~~2025